

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 15, 2011

Sarah N. Nielsen
Chief Financial Officer
Winnebago Industries, Inc.
P.O. Box 152
Forest City, Iowa 50436

>   Re: **Winnebago Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended August 30, 2010**
>   **Filed October 26, 2010**
>   **File No. 001-06403**

Dear Ms. Nielsen:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief